SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 22 February, 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




Bank of Ireland Issue EUR600 million CMS Linked Tier 1 Perpetual Preferred Securities

BOI Capital Funding (No.1) LP, guaranteed by the Governor and Company of the Bank of Ireland, announced today that it has launched and priced an issue of EUR600 million CMS Linked Tier 1 Non-voting Non-cumulative Perpetual Preferred Securities (the securities). The transaction is part of Bank of Ireland's normal capital management process. BNP Paribas, Davy, Merrill Lynch International and UBS Investment Bank are joint lead managers on the transaction.

The securities are perpetual but callable after 5 years, with no step-up, and have been priced with a coupon of 6.25% for years 1-2 and 10-year CMS + 10bps thereafter, capped at 8%. Interest will be paid annually in arrears. The securities are callable at par at the option of Bank of Ireland, subject to regulatory approval, on 3 March 2010 and on every subsequent coupon date.

Application will be made to the Euronext Amsterdam Stock exchange for listing. Stabilisation/FSA.

Enquiries;

Brian Kealy       Head of Capital Management                     00353 1 6043537
Fiona Ross        Head of Investor Relations                     00353 1 6043501
Dan Loughery      Head of Group Corporate Communications         00353 1 6043833


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 22 February, 2005